UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NIMBLE STORAGE, INC.

(Name of Subject Company)

NEBRASKA MERGER SUB, INC.

(Offeror)

HEWLETT PACKARD ENTERPRISE COMPANY

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

John Schultz, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Hewlett Packard Enterprise Company

3000 Hanover Street

Palo Alto, California 94304

(650) 687-5817

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew R. Brownstein, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,249,940,209.12	$144,868.07

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 91,930,574 shares of common stock, par value $0.001 per share (the “Shares”), of Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), outstanding (including 14,533 Shares subject to outstanding restricted stock awards) multiplied by the offer price of $12.50 per Share, (ii) 6,511,236 Shares issuable pursuant to outstanding Nimble Storage stock options with an exercise price less than the offer price of $12.50 per Share, multiplied by $9.17, which is the offer price of $12.50 per Share minus the weighted average exercise price for such options of $3.33 per Share, (iii) 1,500,000 Shares issuable pursuant to outstanding unvested service-based restricted stock units, which is an estimate of the maximum number of restricted stock units expected to vest after March 10, 2017 and prior to the consummation of the offer, multiplied by the offer price of $12.50 per Share and (iv) 1,788,000 Shares, which is the maximum number of Shares issuable pursuant to outstanding repurchase rights under the Employee Stock Purchase Plan, multiplied by the offer price of $12.50 per Share. The calculation of the filing fee is based on information provided by Nimble Storage as of March 10, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Nebraska Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Hewlett Packard Enterprise Company, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), at a price of $12.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated March 17, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”)

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Merger Sub”)

SCHEDULE I—Information Relating to Parent and Merger Sub

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Nimble Storage”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Merger Sub”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Nimble Storage”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Nimble Storage”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Nimble Storage”)

(c)(1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Nimble Storage”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Nimble Storage”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Nimble Storage”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Nimble Storage”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Merger Sub”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Nimble Storage”)

SCHEDULE I—Information Relating to Parent and Merger Sub

(b) Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Nimble Storage”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Nimble Storage”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Nimble Storage”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

NEBRASKA MERGER SUB, INC.

By:	/s/ Rishi Varma
Name: Rishi Varma Title: President and Secretary

HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ Rishi Varma
Name: Rishi Varma Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 17, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Press Release of Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(a)(1)(F)	Blog Post by Antonio Neri, Executive Vice President and General Manager of the Enterprise Group, Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(a)(1)(G)	Investor Presentation of Hewlett Packard Enterprise Company, dated March 7, 2017 (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(a)(1)(H)	Summary Advertisement as published in The New York Times on March 17, 2017.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2017, by and among Hewlett Packard Enterprise Company, Nimble Storage, Inc. and Nebraska Merger Sub, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(d)(2)	Tender and Support Agreement, dated as of March 6, 2017, by and among Hewlett Packard Enterprise Company, Nebraska Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Hewlett Packard Enterprise Company with the Securities and Exchange Commission on March 7, 2017).

(g)	None.

(h)	None.